# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Chagee Holdings Limited, CIK 0002013649
CUSIP: 15743P104
Title of class of securities: Class A Ordinary Shares, par value US$0.0001
Address of issuer's principal executive offices: Tower B, Hongqiao Lianhe Building, Changning District, Shanghai, China (F4), 200051
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001135730

## Reporting persons
- COATUE MANAGEMENT, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,174,115; sole dispositive power 0; shared dispositive power 3,174,115; aggregate amount beneficially owned 3,174,115 (2.7% of the class)
- PHILIPPE LAFFONT: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,174,115; sole dispositive power 0; shared dispositive power 3,174,115; aggregate amount beneficially owned 3,174,115 (2.7% of the class)
- COATUE GROWTH FUND V LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,174,115; sole dispositive power 0; shared dispositive power 3,174,115; aggregate amount beneficially owned 3,174,115 (2.7% of the class)

## Item 1. Issuer
Name of issuer: Chagee Holdings Limited
Address of issuer's principal executive offices: Tower B, Hongqiao Lianhe Building, No. 99 Kaihong Road, Changning District, Shanghai, People's Republic of China, 200051

## Item 2. Person Filing
Name of person filing:
Coatue Management, L.L.C.
Philippe Laffont
Coatue Growth Fund V LP
Address of principal business office or, if none, residence:
Coatue Management, L.L.C.
9 West 57th Street
New York, New York 10019

Philippe Laffont
c/o Coatue Management, L.L.C.
9 West 57th Street
New York, New York 10019

Coatue Growth Fund V LP
c/o Coatue Management, L.L.C.
9 West 57th Street
New York, New York 10019
Citizenship:
Coatue Management, L.L.C. - Delaware
Philippe Laffont - United States of America
Coatue Growth Fund V LP - Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Coatue Management, L.L.C. - 3,174,115
Philippe Laffont - 3,174,115
Coatue Growth Fund V LP - 3,174,115
Percent of class:
Coatue Management, L.L.C. - 2.7%
Philippe Laffont - 2.7%
Coatue Growth Fund V LP - 2.7%
Sole power to vote or to direct the vote:
Coatue Management, L.L.C. - 0
Philippe Laffont - 0
Coatue Growth Fund V LP - 0
Shared power to vote or to direct the vote:
Coatue Management, L.L.C. - 3,174,115
Philippe Laffont - 3,174,115
Coatue Growth Fund V LP - 3,174,115
Sole power to dispose or to direct the disposition:
Coatue Management, L.L.C. - 0
Philippe Laffont - 0
Coatue Growth Fund V LP - 0
Shared power to dispose or to direct the disposition:
Coatue Management, L.L.C. - 3,174,115
Philippe Laffont - 3,174,115
Coatue Growth Fund V LP - 3,174,115

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Please see Exhibit B attached hereto.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Material to be Filed as Exhibit:

Exhibit A - Joint Filing Agreement

Exhibit B - Control Person Identification

## Signatures
- COATUE MANAGEMENT, LLC: By: /s/ Philippe Laffont, Philippe Laffont / Authorized Signatory (02/17/2026)
- PHILIPPE LAFFONT: By: /s/ Philippe Laffont, Philippe Laffont (02/17/2026)
- COATUE GROWTH FUND V LP: By: Coatue Growth Fund V GP LP, its general partner, By: Coatue Growth Fund V GP Manager LLC, the general partner of Coatue Growth Fund V GP LP, Philippe Laffont / Managing Member (02/17/2026)